

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2018

Dhruv Shringi
Chief Executive Officer
Yatra Online, Inc.
1101-03, 11th Floor, Tower-B
Unitech Cyber Park
Sector 39, Gurgaon, Haryana 12202
India

   Re: Yatra Online, Inc.
    Registration Statement on Form F-3
    Filed May 3, 2018
    File No. 333-224661

Dear Mr. Shringi:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form F-3</u>

<u>General</u>

1. Please explain the basis for your eligibility to use Form F-3 for a primary offering, based on the requirements of Instruction 1.B.1 of Form F-3. Alternatively, please include the disclosure contemplated by Instruction 7 to General Instruction I.B.5 to Form F-3 on the cover of the base prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julia Griffith at 202-551-3267 or J. Nolan McWilliams at 202-551-3217 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure